UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 31, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK REACHES FINAL SETTLEMENT
WITH RUDOLPH TECHNOLOGIES

Camtek to pay $13 million; All lawsuits between Rudolph and Camtek will be withdrawn

MIGDAL HAEMEK, Israel – July 31, 2017 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it has reached a settlement with Rudolph Technologies Inc. (NASDAQ: RTEC) relating to pending patent lawsuits that Rudolph filed against Camtek and that Camtek filed against Rudolph. According to the settlement, Camtek will pay Rudolph the sum of $13 million and each side will dismiss their claims against each other with prejudice. The settlement further gives Camtek a perpetual right to sell its existing products, the Condor, Gannet and Eagle, as well as future products, without any claim of patent infringement from any of the patent families that Camtek had been sued on.  Camtek granted similar rights to Rudolph on Camtek's patent for Kerf inspection.

In addition, the parties agreed to a quiet period of three years, during which neither party may file any action seeking damages against the other party. Camtek will record the payment to Rudolph as a one-time expense in its second quarter 2017 GAAP results.

Rafi Amit, Camtek's CEO, commented, "Despite our confidence that our technologies do not infringe Rudolph's patents, after more than a decade of disputes with Rudolph, we have decided it is in our best interests to close this chapter and come to a final settlement. This settlement removes the significant management distraction and ongoing expenses, which we believe would have been well in excess of the settlement amount. Furthermore, following the recent sale of our PCB business, management can now significantly sharpen its focus on its Semiconductor activities in general, and specifically the advanced packaging segment."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.